VIA EDGAR and VIA FACSIMILE (202.772.9210)
June 9, 2006

Steven Jacobs Accounting Branch Chief Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549	Rachel Zablow Staff Accountant Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	HEALTH CARE REIT, INC.: Form 10-K for the year ended December 31, 2005 Filed March 10, 2006 SEC File No. 1-08923
Dear Mr. Jacobs and Ms. Zablow:
The purpose of this letter is to respond to the comment raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated May 17, 2006. Our response to the comment is set forth below.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 50
1.	We have reviewed your response to prior comment 2 and still do not understand your basis for excluding stock-based compensation from EBITDA. While you may be recognizing your deferred compensation over the service period, stock-based compensation charges are not always amortized and should not be categorized as such. We also note that EBITDA as defined in your loan agreement does not appear to include stock-based compensation charges as an adjustment. Please revise your presentation of EBITDA in future filings accordingly. In addition, please advise us and revise to clarify what is included in “other items.”

June 9, 2006

RESPONSE: In future filings, the Company will discontinue including stock-based compensation charges as a component of amortization in the calculation of EBITDA. However, we wish to advise you that the Company intends to amend its loan agreements relating to its unsecured lines of credit to modify certain covenant provisions and the definition of EBITDA. These amendments are designed to more clearly identify the components of EBITDA for purposes of the loan agreements and to specifically provide that stock-based compensation charges are an appropriate exclusion in the calculation of EBITDA. We understand that the lenders are amenable to these modifications. Upon completion of these modifications, we intend to include an “Adjusted EBITDA” measure in future filings to reflect any and all adjustments to EBITDA, including stock-based compensation charges, which adjustments will be identified in the filings.
In addition, in future filings, we will delete the reference to “other items” in the description of amortization. The purpose of this phrase in our original response was to anticipate potential future additional components of amortization that would not be material and require specific identification. In the future, the Company will review the explanation of amortization in each filing and determine if any additional items have arisen that require specific identification.
* * *
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours
HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes

Scott A. Estes
Its:	Senior Vice President and Chief Financial Officer

cc:	George L. Chapman
Raymond W. Braun
Erin C. Ibele
Jeffrey H. Miller
Michael A. Crabtree
Paul D. Nungester, Jr.
Eric J. Benington
Mary Ellen Pisanelli
Gregory J. Shope
Thomas Schoenbaechler
Gregory Schmidt